SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 2)


                         American Financial Group, Inc.
       -------------------------------------------------------------------

                                (Name of Issuer)

                           Common Stock, no par value
       -------------------------------------------------------------------

                         (Title of Class of Securities)

                                   025932 10 4
       -------------------------------------------------------------------

                                 (CUSIP Number)

                                Joseph A. Pedoto
                              49 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-6362
       -------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2000
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /    Rule 13d-1(b)
         / X /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)
                                Page 1 of 4 Pages

CUSIP NO. 025932 10 4                   13G                  Page 2 of 4 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph A. Pedoto

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
5
          United States

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

         SOLE VOTING POWER

             3,266,356 Shares

6    SHARED VOTING POWER
             - - -

6        SOLE DISPOSITIVE POWER

             3,266,356 Shares

8    SHARED DISPOSITIVE POWER
              - - -

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

             3,266,356 Shares

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.9%

12       TYPE OF REPORTING PERSON*

              IN

CUSIP NO. 025932 10 4           13G             Page 3 of 4 Pages


Item 1(a).            Name of Issuer.

         American Financial Group, Inc.

Item 1(b).            Address of Issuer's Principal Executive Office.

         One East Fourth Street, Cincinnati, Ohio 45202

Item 2(a).            Name of Person Filing.

         Joseph A. Pedoto

Item 2(b).            Address of Principal Business Office or, if None,
                      Residence.

         49 East Fourth Street, Cincinnati, Ohio 45202

Item 2(c).            Citizenship.

         United States Citizen

Item 2(d).            Title of Class of Securities.

         Common Stock, no par value

Item 2(e).            Cusip Number.

         025932 10 4

Item 3. This statement is filed pursuant to Rule 13d-1(c).

CUSIP NO. 025932 10 4           13G             Page 4 of 4 Pages


Item 4.  Ownership.

(a)      Amount Beneficially Owned:                            3,266,356
(b)      Percentage of Class:                                  4.9%
(c)      Number of shares as to which such person has:
         (i)      Sole power to vote or direct the vote:       3,266,356
         (ii)  Shared power to vote or direct the vote:        none
         (iii) Sole power to dispose or direct the
                          disposition of:                      3,266,356
         (iv)  Shared power to dispose or direct the
                          disposition of:                      none


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2001


                                             Joseph A. Pedoto
                                             ------------------------------
                                             Joseph A. Pedoto